LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

03 AUG -5 AM 7:21

03029003

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

July 23, 2003

SUPPL

* Filing No. : 82-3857

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- 2003 2Q Results Report July 22, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

K. O. Kim

K.O. Kim
Senior Manager
International Finance Group

8/5

2Q 2003 Results Report

(Billions of KRW)

	2003 2Q	2003 1Q	2002 2Q
Sales	4,674	5,171	4,894
Gross Profit	1,170	1,263	1,243
Operating Income	265	417	429
Ordinary Income	362	198	490
Net Income	258	189	341

Goals for 2H 2003:

- Current slowdown in domestic economy is projected to continue
- We anticipate an increase in export sales to drive an increase of around 10% in sales*

** The Company does not expect operating income, net income and cash flow to grow at the same rate, however, and is not providing guidance regarding any indicator of its financial results other than sales*

*** These second quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor*